Mercer Allied Company, L.P.

**Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
As of December 31, 2025 and for the year then
ended**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mercer Allied Company, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Coliseum Drive

(No. and Street)

Cohoes	New York	12047
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Bertani	518-886-4309	richard.bertani@gs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 20,2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shelley Luks _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mercer Allied Company, L.P. _____ , as of 12/31 _____ , 2 025 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Shelley Luks_

Title: _____
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mercer Allied Company, L.P.
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

To Management and the General Partner of Mercer Allied Company, L.P.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mercer Allied Company, L.P. (the "Partnership") as of December 31, 2025, and the related statements of earnings, of changes in partners' capital and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 17 CFR 240.15c3-1 of the Securities and Exchange Commission (Schedule I) and Information for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 17 CFR 240.15c3-3 of the Securities and Exchange Commission (Schedule II) as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

www.pwc.com/us

performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, New York
February 27, 2026

We have served as the Partnership's auditor since 1994.

Mercer Allied Company, L.P.
Statement of Financial Condition
As of December 31, 2025

Assets	
Cash	$ 10,608,669
Commissions receivable	2,148,339
Due from affiliates	-
Prepaid expenses	130,696
Total assets	$ 12,887,704
Liabilities and partners' capital	
Other liabilities and accrued expenses	$ 173,985
Due to affiliates	3,391,313
Income tax payable	647,718
Total liabilities	$ 4,213,016
Partners' capital	8,674,688
Total liabilities and partners' capital	$ 12,887,704

The accompanying notes are an integral part of these financial statements

Mercer Allied Company, L.P.
Statement of Earnings
For the Year Ended December 31, 2025

Revenues	
Brokerage commissions	$ 79,020,652
Interest income	500,647
Total revenue	79,521,299
Operating expenses	
Administrative charges - affiliates	49,890,866
Licenses	336,083
Professional fees	188,745
Total operating expenses	50,415,694
Pre-tax earnings	29,105,605
Provision for taxes	7,317,756
Net earnings	$ 21,787,849

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2025

	General Partner	Limited Partner	Total
Balance, December 31, 2024	$ 88,868	$ 8,797,971	$ 8,886,839
Net earnings	217,878	21,569,971	21,787,849
Distributions to Partners	(220,000)	(21,780,000)	(22,000,000)
Balance, December 31, 2025	$ 86,746	$ 8,587,942	$ 8,674,688

Mercer Allied Company, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities

Net earnings	$ 21,787,849
Changes in operating assets and liabilities:	
Commissions receivable	(190,981)
Prepaid expenses	(14,787)
Other liabilities and accrued expenses	51,211
Due to affiliates	(15,409)
Due from affiliates	1,666,945
Income tax payable	10,259
Net cash provided by operating activities	23,295,087

Cash flows from financing activities

Distributions to Partners	(22,000,000)
Net cash used for financing activities	(22,000,000)
Net increase / (decrease) in cash	1,295,087
Cash, beginning of year	9,313,582
Cash, end of year	$ 10,608,669

SUPPLEMENTAL DISCLOSURE
Cash payments for income taxes were $7,307,497.

Mercer Allied Company, L.P.
Notes to Financial Statements
December 31, 2025

1. **Description of Business**

   Mercer Allied Company, L.P. (the Partnership) is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and member of the Financial Industry Regulatory Authority (FINRA). The Partnership is scheduled to expire December 31, 2044. The Partnership, through employees of affiliated companies, places variable life insurance policies and variable annuities (Variable Products) with insurance carriers and earns a commission.

   The Partnership is an indirectly wholly-owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc). The Partnership's sole partners are GS Ayco Holding LLC (general partner) and Goldman Sachs Wealth Services, L.P. (limited partner).

   Business Segment
   The Partnership's chief operating decision maker (CODM) is its chief financial officer. The CODM reviews financial information and makes strategic decisions for the Partnership principally based on net earnings. Additionally, the CODM uses excess net capital to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute capital. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information about the Partnership as a whole.

   The accounting policies used to prepare the operating results and other metrics for the segment are consistent with those described in Note 2 and excess net capital as described in Note 5. The vast majority of the Partnership's net revenues are generated in the Americas. The firm enters into transactions with affiliates in the normal course of business. See Note 4 for further information about transactions with related parties.

2. **Basis of Presentation and Significant Accounting Policies**

   These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

   Use of Estimates
   Preparation of these financial statements requires management to make certain estimates and assumptions. These estimates and assumptions are based on the best available information, but actual results could be materially different.

   Cash
   Cash balances are maintained at two institutions, each of which is insured by Federal Deposit Insurance Corporation (FDIC) up to $250,000. These cash balances are held in interest-bearing accounts. The aggregate bank balances in excess of FDIC limits at these institutions were $10,108,669 at December 31, 2025.

   Revenue Recognition
   The Partnership earns brokerage commissions for placing variable annuity and variable life insurance policies with insurance carriers. Brokerage commissions consist of new business commissions and residual commissions.

New business commissions are recognized at the time of the sale (trade date basis) as a percentage of premiums paid based on the rate specified within the policy agreement. The performance obligation is satisfied on the trade date as that is when the insurance policy becomes effective (insurance binder in place), and the premium has been collected by the insurance carrier. New business commissions totaled $73,356,047 for the year ended December 31, 2025.

Residual commissions are earned on active variable life insurance and variable annuity policies that generally have been in place for longer than one year. The performance obligation is satisfied at the point in time that an active policy holder renews their existing policy, and is earned for active policy holders based on the trailing rate and payment frequency noted within the insurance carrier fee schedule applied to the current premium or account balance. Residual commissions totaled $5,664,605 for the year ended December 31, 2025.

Commissions Receivable
Commissions receivable relate to brokerage commissions that have been earned but have yet to be paid by the insurance carrier. These receivables are initially collected by an affiliate and subsequently remitted to the Partnership. Due to the short-term nature of these receivables, the amount of credit exposure is limited to the amount owed to the Partnership for a short period of time, generally less than 30 days. As such, no allowance for credit losses is held against these receivables.

Improvements to Income Tax Disclosures (ASC 740)
In December 2023, the FASB issued ASU No. 2023-09, "Improvements to Income Tax Disclosures." This ASU required incremental disclosures primarily related to the reconciliation of statutory income tax rate to the effective income tax rate, as well as income taxes paid. This ASU was effective for the Partnership for annual periods beginning in 2025 under a prospective approach with the option to apply it retrospectively. Since this ASU only required additional disclosures, adoption of this ASU did not have an impact on the Partnership's financial condition, statement of earnings or cash flows.

3. **Amended and Restated Limited Partnership Agreement**

Allocations of income and losses are generally pro rata according to ownership interest (99% to the limited partner and 1% to the general partner), except in certain circumstances as outlined in the amended and restated limited partnership agreement whereby income and loss allocations are based on a prescribed formula.

4. **Related-Party Transactions**

The Partnership has significant transactions with affiliated companies. These transactions have a significant impact on the Partnership's financial condition, earnings and cash flows.

The Partnership, through relationships of affiliated companies, places Variable Products for clients with insurance carriers and earns brokerage commissions. Total brokerage commissions earned through relationships of affiliated companies for the year ended December 31, 2024 amounted to $79,020,652.

The Partnership, which has no employees, is provided operational and administrative support by its Parent and other affiliates, for which the Partnership was charged $49,890,866, of which $21,443,432 related to commissions expense. At December 31, 2025, amounts due to affiliates for such services amounted to $3,391,313.

5. **Net Capital Requirements**

The Partnership is a registered U.S. broker-dealer subject to Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital.

At December 31, 2025, the Partnership had net capital of $6,395,653, which was $6,114,785 in excess of its minimum required net capital of $280,868.

The Partnership is exempt from SEA Rule 15c3-3 as the Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Partnership claims exemption from the provisions of SEA Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Partnership's activities are limited to those set forth in the conditions for exemption appearing in section (k)(1) of Rule 15c3-3.

6. **Income Taxes**

In July 2025, H.R.1, referred to as the One Big Beautiful Bill Act (OBBBA), was signed into law. OBBBA permanently extends and modifies certain domestic and international provisions from 2017's Tax Cuts and Jobs Act and phases out certain Inflation Reduction Act of 2022 incentives for investments in clean energy. The OBBBA legislation did not have a material impact on our 2025 effective tax rate and is not expected to have a material impact on our 2026 effective tax rate.

Provision for Income Taxes

The Partnership has elected to be taxed as a corporation for U.S. Federal income tax purposes. As a corporation for tax purposes, the Partnership is subject to U.S. Federal and various state and local income taxes on its earnings. The Partnership is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns.

The Partnership computes its tax liability on a modified separate company basis and settles such liabilities with Group Inc. pursuant to the tax sharing arrangement. To the extent the Partnership generates tax benefits from losses it will be reimbursed by Group Inc. pursuant to the tax sharing arrangement. The Partnership's state and local tax liabilities are allocated to reflect its share of the consolidated/combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. The Partnership reports interest expense related to income tax matters in provision for taxes and income tax penalties in operating expenses.

The table below presents the components of the provision for taxes.

Current taxes:	
U.S. Federal	$5,791,706
State and local	1,526,050
Total	$7,317,756

The difference between the reported provision for taxes and the amount computed by multiplying pretax earnings by the federal statutory rate is primarily attributable to state and local taxes. The tax true up for prior years was a net tax asset of $83,800.

The Partnership adopted ASU No. 2023-09 for annual periods beginning in January 2025 under the prospective approach. This ASU introduced new disclosures including a breakdown of pre-tax earnings by domestic and foreign, and information about income taxes paid. The ASU also made certain changes to the disclosure of reconciliation of the U.S. federal statutory tax rate to the effective tax rate.

The table below presents information about our U.S. and non-U.S. pre-tax earnings based on the location of the legal entity in which the pre-tax earnings are generated.

Pre-Tax Earnings by Location:	
U.S.	$29,105,605
Non-U.S.	-
Total	$29,105,605

The table below presents a reconciliation of the U.S. federal statutory tax rate to the effective tax rate.

		Tax effect	Rate effect
U.S. federal statutory tax rate		$6,112,176	21.0%
State and local income taxes, net of federal	(a)	1,205,580	4.1%
Effective tax rate		$7,317,756	25.1%

(a) State and local taxes, net of U.S. federal benefit primarily includes taxes in New York State and City, and California.

The tables below represent information about income taxes paid.

Income Taxes Paid:	
U.S. federal	$5,816,641
State	1,490,856
Non-U.S.	-
Total	$7,307,497

Income taxes paid (net of refunds) exceeded 5 percent of total income taxes paid in the following jurisdictions:

State and Local:	
New York State	$447,213
New York City	429,595
States Under 5% threshold	614,048
Total	$1,490,856

Mercer Allied Company, L.P.
Notes to Financial Statements
December 31, 2025

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. As of December 31, 2025, no deferred tax liabilities or deferred tax assets were recognized and no valuation allowance was required.

Unrecognized Tax Benefits

The Partnership recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2025, the Partnership did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations

The Partnership is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Partnership has significant business operations such as New York State and City. The tax years under examination vary by jurisdiction.

Group Inc. has been accepted into the Compliance Assurance Process (CAP) program by the IRS for each of the tax years from 2013 through 2026. This program allows Group Inc. to work with the IRS to identify and resolve potential U.S. Federal tax issues before the filing of tax returns. All issues addressed through the CAP program for the 2011 through 2018 tax years have been resolved and completion is pending final review by the Joint Committee on Taxation. All issues for the 2019 through 2022 tax years have been resolved and will be effectively settled pending administrative completion by the IRS. Final completion of tax years 2011 through 2022 will not have a material impact on the effective tax rate. The 2023 and 2024 tax year remains subject to post-filing review.

New York State and City examinations of tax years 2015 through 2018 commenced during 2021. All years, including and subsequent to 2015 for New York State and City, and all other significant states, remain open to examination by the taxing authorities.

The Partnership believes that no liability for unrecognized tax benefits is required to be established in relation to the potential for additional assessments.

7. **Subsequent Events**

The Partnership has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 27, 2026, the date the financial statements were issued, and determined that there are no material events or transactions that would require recognition or disclosure in these financial statements.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital Requirement under Rule 17 CFR 240.15c3-1 of the Securities and Exchange Commission
As of December 31, 2025

Net capital

Total partners' capital	$	8,674,688
Deductions		
Non-allowable assets – commissions receivable, due from affiliates and prepaid expenses		(2,279,035)
Net capital	$	6,395,653

Aggregate indebtedness

Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$	4,213,016
Total aggregate indebtedness	$	4,213,016
Percentage of aggregate indebtedness to net capital		65.87%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Computation of basic net capital

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	280,868
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	280,868
Excess net capital	$	6,114,785
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	5,974,351

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by the Partnership included in its unaudited Part IIA FOCUS Report as of December 31, 2025 filed on January 22, 2026.

Mercer Allied Company, L.P.

Schedule II

Information for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 17 CFR 240.15c3-3 of the Securities and Exchange Commission

As of December 31, 2025

The Partnership has no possession or control obligations under the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to the sale and distribution of variable annuities and variable life insurance policies, the Partnership promptly transmits all funds and delivers all securities received in connection with its activities, and the Partnership does not otherwise hold funds or securities of or for the customers. There are no material differences between the information presented herein and the information reported by the Company in its unaudited December 31, 2025 FOCUS Report, Form X-17A-5, Part IIA, filed on January 22, 2026.